Exhibit 99.9

Deloitte Accountants B.V. Gustav Mahlerlaan 2970 1081 LA Amsterdam P.O.Box 58110 1040 HC Amsterdam Netherlands Tel: +31 (0)88 288 2888 Fax: +31 (0)88 288 9737 www.deloitte.nl

Assurance report of the independent auditor pursuant to Section 2:328, subsection 2 of the Dutch Civil Code

To the Boards of Directors of the companies mentioned below

Engagement and responsibilities

We have examined whether the statements with respect to the share exchange ratio included in the notes to the proposal for legal merger dated June 7, 2019 of the following companies:

1.              Mediaset S.p.A., a public joint stock company incorporated under the laws of the Republic of Italy, based in Milan, Italy (“the disappearing company”).

2.              Mediaset Espana Comunicacion S.A., a public joint stock company incorporated under the laws of the Kingdom of Spain based in Madrid, Spain (“the disappearing company”).

3.              Mediaset Investment N.V., a public limited liability company incorporated under the laws of the Netherlands, based in Amsterdam, the Netherlands (“the acquiring company”).

meet the requirements of Section 2:327 of the Dutch Civil Code.

The companies’ Boards of Directors are responsible for the preparation of the notes including the aforementioned statements. Our responsibility is to issue an assurance report on these statements as referred to in Section 2:328, subsection 2 of the Dutch Civil Code.

Scope

We have conducted our examination in accordance with Dutch law, including the Dutch standard 3000A, ‘Assurance-opdrachten anders dan het controleren of beoordelen van historische financiële informatie (attest-opdrachten)’ (Assurance engagements other than audits or reviews of historical financial information (attestation engagements)). This requires that we plan and perform the examination to obtain reasonable assurance about whether the statements meet the requirements of Section 2:327 of the Dutch Civil Code. An assurance engagement includes examining appropriate evidence on a test basis.

We are independent of Mediaset Investment N.V., Mediaset S.p.A. and Mediaset Espana Comunicacion S.A in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance -opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).

We apply the ‘Nadere voorschriften kwaliteitssystemen’ (NVKS, regulations for quality management systems) and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Deloitte Accountants B.V. is registered with the Trade Register of the Chamber of Commerce and Industry in Rotterdam number 24362853. Deloitte Accountants B.V. is a Netherlands affiliate of Deloitte N SE LLP, a member firm of Deloitte Touche Tohmatsu Limited.

Opinion

In our opinion the statements included in the notes to the proposal for legal merger meet the requirements of Section 2:327 of the Dutch Civil Code.

Restriction on use

This assurance report is exclusively intended for the Boards of Directors of the above mentioned companies and the persons as referred to in Section 2:314 subsection 2 of the Dutch Civil Code. It is solely issued in connection with the aforementioned mentioned proposal for legal merger and therefore cannot be used for other purposes.

Amsterdam, June 18, 2019

Deloitte Accountants B.V.

Signed on the original: B.C.J. Dielissen